

Mail Stop 4631

May 6, 2010

Mr. Joel Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **RE:** **Och-Ziff Capital Management Group LLC**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 4, 2010**
> **File #1-33805**

Dear Mr. Frank:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57
General

1. Please revise future filings to include a more specific and comprehensive discussion of the factors that impact your results and provide additional quantified

information where practicable. Your discussion should include, but not be limited to, addressing the following items:

- The impact of your investment strategies and changes in these strategies on your results;
- The impact of geographic concentrations and changes in geographic concentrations on your results;
- The impact of any significant investments or concentrations in types of investments on your results;
- The impact of high-water marks on incentive income during each period presented;
- The identification of assets under management, if any, that are subject to high-water marks and the appreciation that will need to occur before the targets are met as of each balance sheet date;
- The expected impact of the change to perpetual high-water marks as of January 1, 2010; and
- The identification and discussion of the underlying reasons for significant changes in assets under management for each fund. For example, we note that assets under management in the OZ Europe Master Fund and OZ Asia Master Fund experienced significant declines from 2008 to 2009. Please discuss the reasons for these declines as well as any other significant changes that may occur in the future.

Please provide us an example of the disclosures you will include in future filings.

Liquidity and Capital Resources, page 77

2. We note that you have significant obligations that will require repayment in the next 1-3 years. We also note that you disbursed significant dividends and distributions during the historical periods presented. Please provide us, and include in future annual and quarterly filings, a more specific and comprehensive discussion regarding your ability to meet these obligations and your basis for determining future dividends and distributions. Your discussion should include, but not be limited to, addressing the following items:

- We note that you may be required to enter into new borrowing arrangements. Please discuss your assessment regarding your ability to enter into a new debt facility given the current economic environment. Please discuss how the terms of a new facility, such as potential financial covenants and increased interest rates, may impact your operations. In addition, please address the potential risks and consequences if you are not able to enter into a suitable arrangement.
- We note your reliance on management fees and incentive income to fund your operations. Please discuss whether you believe your current levels of assets under management are sufficient to meet your obligations or if you will need to grow your assets under management. Please discuss the magnitude of

incentive income you are relying on to meet your obligations. In addition, please address the potential risks and consequences if management fees and incentive income are not sufficient.

- We note your disclosure regarding potential adjustments of your incentive compensation. Please more specifically discuss how and why such an adjustment may occur and the impact it may have on your operations. In this regard, we note that your compensation expense increased in 2009 due to your desire to maintain a competitive compensation structure.
- Please provide a more specific and comprehensive discussion of your basis for determining dividends and distributions and address the potential risks of funding such amounts.

.
Critical Accounting Policies – Fair Value of Investments, page 84

3. We note your disclosure that the valuation of investments held by your funds is the most critical estimate made by management impacting your results. In order for investors to better understand the potential risks and uncertainties associated with your estimates, please provide us, and disclose in future filings annual and quarterly filings, the percentage of fund assets for which fair value is measured based on Level I, Level II, and Level III. We believe you should separately disclose these percentages for each significant fund and as of each balance sheet date.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant